Exhibit 99.3

Execution Version

AGENCY AGREEMENT

November 9, 2022

Electra Battery Materials Corporation
133 Richmond Street West, Suite 602
Toronto, Ontario
M5H 2L3

Attention: Trent Mell, President and Chief Executive Officer

Dear Sir/Mesdames:

Cantor Fitzgerald Canada Corporation (“CFCC” or the “Lead Agent”), along with Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, A.G.P./Alliance Global Partners, Desjardins Securities Inc., Paradigm Capital Inc. and Red Cloud Securities Inc. (each an “Agent” and, together with the Lead Agent, the “Agents”) understand that Electra Battery Materials Corporation (the “Corporation”) proposes to issue and sell, upon and subject to the terms hereof, up to an aggregate of up to 2,345,000 units of the Corporation (the “Units”), on an “over-night marketed” basis, at a price of US$2.35 per Unit (the “Offering Price”) for an aggregate purchase price of up to US$5,510,750. Each Unit shall be compromised of one (1) common share in the capital of the Corporation (the “Shares” or each a “Share”) and one full Share purchase warrant (each whole warrant, a “Warrant”) of the Corporation (collectively, the Units, the Shares and the Warrants are referred to herein as the “Offered Securities”). Each Warrant shall be issued pursuant to and subject to the terms of a Warrant Certificate (as defined herein). Each Warrant shall entitle the holder thereof to purchase one common share (a “Warrant Share”) at an exercise price of US$3.10 per Warrant Share, subject to adjustment, at any time until 5:00 (Toronto time) on the date that is three years after the Closing Date (as defined below). The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture (as defined herein). The offering of the Offered Securities by the Corporation is hereinafter referred to as the “Offering”.

The Corporation has prepared and filed with the securities regulatory authorities (the “Canadian Securities Regulators”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated November 18, 2020 (the “Canadian Preliminary Base Prospectus”), and the Canadian Base Prospectus (as defined below), in respect of the offering of common shares, warrants, subscription receipts and units of the Corporation (collectively, the “Shelf Securities”). The Ontario Securities Commission (the “Reviewing Authority”) is the Corporation’s principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt, which is deemed to also be a receipt of the securities regulatory authorities in each of the other provinces and territories of Canada, and evidence of the receipt issued by the Ontario Securities Commission pursuant to the Passport System (a “Passport Decision Document”), for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means collectively the final short form base shelf prospectus dated November 26, 2020, as amended pursuant to amendment no. 1 to the final short form base shelf prospectus dated November 30, 2021, relating to an aggregate of up to C$70,000,000 in Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued a Passport Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Corporation has also prepared and filed with the Qualifying Authorities in each of the provinces of Canada, except Québec (collectively, the “Canadian Selling Jurisdictions”) in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement dated November 8, 2022, as amended by the amended preliminary prospectus supplement dated November 9, 2022, relating to the Offered Securities, which excluded certain pricing information and other final terms of the offering of the Offered Securities (the “Canadian Preliminary Prospectus Supplement”, and, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Corporation has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-264982 dated May 16, 2022) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the “U.S. Securities Act Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the U.S. Securities Act Regulations) and including exhibits to such registration statement has become effective in such form upon filing pursuant to Rule 467(a) under the U.S. Securities Act. Such registration statement, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the U.S. Securities Act at such time, is herein called the “Registration Statement.” The base shelf prospectus in the form in which it appeared in the Registration Statement at the time it became effective is herein called the “U.S. Base Prospectus.” The preliminary prospectus supplement dated November 8, 2022, as amended by the amended preliminary prospectus supplement dated November 9, 2022, relating to the offering of the Offered Securities, including all documents incorporated therein by reference, filed with the SEC pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act (the “U.S. Preliminary Prospectus Supplement”), together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”

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In addition, the Corporation (i) shall prepare and file with the Qualifying Authorities in the Canadian Selling Jurisdictions a final prospectus supplement (the “Canadian Final Prospectus Supplement”) to the Canadian Base Prospectus relating to the Offered Securities, which includes pricing and other information omitted from the Canadian Preliminary Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), (ii) shall prepare and file with the Qualifying Authorities a final prospectus supplement (the “Canadian Warrant Supplement”) to the Canadian Base Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Warrant Prospectus”) relating to the issuance of the Warrant Shares upon exercise of the Warrants (it being understood and agreed to by the Agents that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of, the Warrant Shares upon exercise of the Warrants in any province or territory of Canada), (iii) shall prepare and file with the SEC pursuant to General Instruction II.L of Form F-10 a final prospectus supplement (the “U.S. Final Prospectus Supplement”) to the U.S. Base Prospectus relating to the offering of the Offered Securities, which includes pricing and other information omitted from the U.S. Preliminary Prospectus (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”) and (iv) shall prepare and file with the SEC pursuant to General Instruction II.L of Form F-10 a final prospectus supplement (collectively, the “U.S. Warrant Supplement”) to the U.S. Base Prospectus (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Warrant Prospectus”) relating to the issuance of the Warrant Shares upon exercise of the Warrants. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Corporation under the securities laws of the Canadian Qualifying Jurisdictions prior to the expiry of the period of distribution of the Offered Securities, where such document is or is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the SEC after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, and prior to the Closing Date, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act Regulations and (ii) any such document so filed prior to the Closing Date.

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

For purposes of this Agreement, all references to the Registration Statement, the U.S. Base Prospectus or the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus, any Issuer Free Writing Prospectus (as defined below) or the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus or the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

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All references in this Agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in or otherwise deemed by the U.S. Securities Act Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and the rules and regulations thereunder (the “U.S. Exchange Act Regulations”), which is incorporated by reference in or otherwise deemed by the U.S. Securities Act Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Warrant Prospectus or the U.S. Final Prospectus, as the case may be. All references in this Agreement to financial statements and other information which are “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which are incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Warrant Prospectus or the Canadian Final Prospectus, as the case may be.

The Corporation wishes to appoint the Agents to effect the sale of the Offered Securities on a “best efforts” basis without underwriter liability. The Agents shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation (each, a “Selling Firm”) for the purpose of arranging for purchases of the Offered Securities. With respect to the offer or sale of any Offered Securities in the United States, the parties to this Agreement (as defined herein) acknowledge and agree that the Agents may appoint duly registered U.S. broker-dealers (each such Selling Firm, a “U.S. Selling Group Member”) to act as sub-agents to conduct offers and sales of the Offered Securities in the United States.

In consideration of the Agents’ services hereunder, the Corporation agrees to pay to the Agents on the Closing Date an aggregate cash commission equal to 6.0% of the gross proceeds realized by the Corporation in respect of the sale of the Offered Securities on the Closing Date (the “Agency Fee”), allocated among the Agents in the allocations described in Schedule “A.” As additional consideration for the Agents’ services performed under this Agreement, the Corporation shall issue to the Agents, on the Closing Date (in such name or names as the Agent may direct in writing) compensation warrants (the “Broker Warrants”) exercisable to acquire that number of Units (the “Broker Units”) equal to 6.0% of the number of Units sold under the Offering on the Closing Date, allocated among the Agents in the allocations described in Schedule “A.” Each Broker Warrant shall be in substantially the same form as the Warrants.

The obligation of the Corporation to pay the Agency Fee and to issue the Broker Warrants shall arise at the Closing Time (as defined herein) against payment for the Offered Securities and the Agency Fee and Broker Warrants shall be fully earned by the Agents at such time.

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It is understood that the Offered Securities will be offered to Purchasers (as defined herein) resident in any one or more of: (i) the Canadian Selling Jurisdictions; (ii) the United States (as defined herein); and (iii) jurisdictions other than the Canadian Selling Jurisdictions and the United States as may mutually be agreed to by the Corporation and the Agents, provided that such sales are made on a private placement basis such that the Corporation is not required to file a prospectus, registration statement or other disclosure document or become subject to continuing obligations in such other jurisdictions ( such other jurisdictions collectively with the Canadian Selling Jurisdictions and the United States, the “Selling Jurisdictions”), and in each case in accordance with the provisions of this Agreement.

DEFINITIONS

Unless expressly provided otherwise, where used in this Agreement, the following terms shall have the following meanings:

“affiliate”, “associate”, “material change”, “material fact” and “misrepresentation” shall have the respective meanings ascribed thereto under Applicable Securities Laws of the Canadian Selling Jurisdictions;

“Agency Fee” has the meaning ascribed thereto in the ninth paragraph of this Agreement;

“Agent” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

“Annual Financial Statements” means the audited financial statements of the Corporation as at and for its fiscal years ended December 31, 2021 and 2020;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in subsection 6(yy);

“Applicable Laws” means all applicable federal, provincial, state and local laws and regulations of authorities having jurisdiction over the Corporation (or the Corporation Subsidiaries, as applicable) or the Agents, as applicable;

“Applicable Securities Laws” means, collectively, the applicable securities laws of the Selling Jurisdictions, the regulations, rules, rulings and orders made thereunder, the applicable published policy statements issued by the applicable securities commissions thereunder, the rules and policies of the Exchanges;

“Broker Units” has the meaning ascribed thereto in the ninth paragraph of this Agreement;

“Broker Warrant Certificates” means the certificates representing the Broker Warrants;

“Broker Warrants” has the meaning ascribed thereto in the ninth paragraph of this Agreement;

“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario;

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“Canadian Base Prospectus” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Final Prospectus” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Canadian Final Prospectus Supplement” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Canadian Preliminary Base Prospectus” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Preliminary Prospectus” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Prospectus Supplements” means the Canadian Preliminary Prospectus Supplement, the Canadian Final Prospectus Supplement and the Canadian Warrant Supplement;

“Canadian Qualifying Jurisdictions” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Securities Regulators” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Selling Jurisdictions” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Shelf Procedures” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Canadian Warrant Prospectus” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Canadian Warrant Supplement” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“CDS” means CDS Clearing and Depository Services Inc.;

“CFCC” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Claims” has the meaning ascribed thereto in Section 12;

“Closing” means the completion of the initial issue and sale by the Corporation of the Offered Securities pursuant to this Agreement;

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“Closing Date” means November 15, 2022 or such other date as the Corporation and the Agents may agree upon in writing;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree;

“Common Shares” means the common shares in the capital of the Corporation, which the Corporation is authorized to issue, as constituted on the date hereof;

“comparables” has the meaning ascribed thereto in NI 41-101;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation’s Auditors” means KPMG LLP;

“Corporation Subsidiaries” means the material subsidiaries of the Corporation, as set forth in Schedule “C” to this Agreement;

“Disclosure Record” means all information contained in any press releases, material change reports, financial statements, prospectuses, annual and quarterly reports or other document of the Corporation which has been publicly filed on SEDAR by, or on behalf of, the Corporation pursuant to Applicable Securities Laws of the Canadian Selling Jurisdictions;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined under Applicable Securities Laws of the Canadian Selling Jurisdictions and the United States;

“Due Diligence Session” has the meaning ascribed thereto in subsection 5(d);

“DTC” means the Depository Trust Company;

“EDGAR” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Eligible Issuer” means an issuer that meets the criteria and has complied with the requirements of NI 44- 101 so as to allow it to offer its securities using a short form prospectus;

“Environmental Laws” has the meaning ascribed thereto in subsection 6(kk);

“Exchanges” means, collectively, the TSXV and Nasdaq;

“Final Prospectuses” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Form F-X” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Indemnified Party” or “Indemnified Parties” has the meaning ascribed thereto in Section 12;

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“Intellectual Property” means:

(a)	any trademarks, trade names, business names, brand names, service marks, computer software (including source code and object code), computer programs, compositions, configurations, copyrights, including any performing, author or moral rights, designs, developments, drawings, inventions, patents, franchises, formulae, processes, know-how, trade secrets, compositions, processes, prototypes, plans, procedures, techniques, technology and related goodwill and any other similar other intellectual or industrial property and includes any rights to the foregoing; and

(b)	all registrations (including all reissues, continuations, continuations-in-part, revisions, extensions, divisionals, and reexaminations thereof) and applications for registration with respect to any of the foregoing, together with all rights to apply for registrations, certificates, or renewals with respect to any of the foregoing;

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 relating to the offering of the Offered Securities that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act, whether or not required to be filed with the SEC, or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“knowledge” means, as it pertains to the Corporation, the actual knowledge, after due inquiry, of the Chief Executive Officer and the Chief Financial Officer;

“Leased Premises” has the meaning ascribed thereto in subsection 6(nn);

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of the Corporation, whether or not arising in the ordinary course of business;

“Material Agreement” means any “material contract” required to be filed on SEDAR by the Corporation pursuant to NI 51-102;

“Material Permits” has the meaning ascribed thereto in subsection 6(yy);

“Material Property” means the Refinery;

“Nasdaq” means The Nasdaq Stock Market LLC;

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

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“Notice” has the meaning ascribed thereto in Section 18;

“OFAC” has the meaning ascribed thereto in subsection 6(yy);

“Offered Securities” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering Documents” has the meaning ascribed to such term in subsection 4(a)(iii);

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Passport Decision Document” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Passport System” has the meaning ascribed thereto in the second paragraph of this Agreement;

“person” shall be interpreted broadly and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Prospectuses” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Pricing Disclosure Package” means any Issuer Free Writing Prospectus(es) issued at or prior to the date and time this Agreement is signed and set forth on Schedule “E” hereto, the information set forth on Schedule “F”, and the U.S. Preliminary Prospectus at the date and time this Agreement is signed, all considered together;

“Prospectuses” means the Preliminary Prospectuses and the Final Prospectuses;

“Prospectus Supplements” means the Canadian Prospectus Supplement and the U.S. Prospectus Supplements;

“Purchasers” means any persons who acquire Offered Securities at the Closing Time;

“Qualifying Authorities” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Refinery” means the Corporation’s 100% owned cobalt refinery located in Lorrain Township, near Cobalt, Ontario;

“Refinery Opinion” has the mean given to it in Section 8(b);

“Registration Statement” has the meaning ascribed thereto in the third paragraph of this Agreement.

“Reviewing Authority” has the meaning ascribed thereto in the second paragraph of this Agreement;

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“SEC” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Securities Regulators” means the applicable securities regulatory authorities in the Selling Jurisdictions, including the Canadian Securities Regulators and the Exchanges and the SEC;

“SEDAR” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Selling Firm” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“Selling Jurisdictions” has the meaning ascribed thereto in the eleventh paragraph of this Agreement;

“Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Shelf Securities” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Standard Listing Conditions” means the standard post-Closing conditions imposed by the TSXV, which shall, for the avoidance of doubt, exclude any requirement for shareholder approval;

“standard term sheet” has the meaning ascribed thereto in NI 41-101;

“Supplementary Material” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Taxes” has the meaning ascribed thereto in subsection 6(m);

“template version” has the meaning ascribed thereto in NI 41-101;

“Term Sheet” means the term sheet filed on SEDAR and on EDGAR on November 8, 2022, which is incorporated by reference into the Prospectus Supplements;

“Trading Day” means a day on which both the Nasdaq and the TSXV are open for trading;

“Transfer Agent” means TSX Trust Company;

“TSXV” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Units” has the meaning ascribed thereto in the first paragraph of this Agreement;

“U.S. Base Prospectus” has the meaning ascribed thereto in the third paragraph of this Agreement;

“U.S. Final Prospectus” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“U.S. Final Prospectus Supplement” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

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“U.S. Preliminary Prospectus” has the meaning ascribed thereto in the third paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning ascribed thereto in the third paragraph of this Agreement;

“U.S. Prospectus Supplements” means the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus Supplement and the U.S. Warrant Supplement;

“U.S. Exchange Act” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“U.S. Exchange Act Regulations” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“U.S. Securities Act” has the meaning ascribed thereto in the third paragraph of this Agreement;

“U.S. Securities Act Regulations” has the meaning ascribed thereto in the third paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States federal securities laws, including, without limitation, the U.S. Securities Act, the U.S. Securities Act Regulations, the U.S. Exchange Act and the U.S. Exchange Act Regulations;

“U.S. Selling Group Member” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“U.S. Warrant Prospectus” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“U.S. Warrant Supplement” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Warrant” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Warrant Agent” means TSX Trust Company;

“Warrant Certificates” means the certificates representing the Warrants, in the form set forth in the Warrant Indenture;

“Warrant Indenture” means the warrant indenture between the Corporation and the Warrant Agent to be entered into on the Closing Date; and

“Warrant Share” has the meaning ascribed thereto in the first paragraph of this Agreement.

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The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Syndicate Breakdown
Schedule “B” - Convertible Securities
Schedule “C” - Corporation Subsidiaries
Schedule “D” - Form of Lock-Up Agreement

Schedule “E” - Issuer Free Writing Prospectuses

Schedule “F” - Price-Related Information

TERMS AND CONDITIONS

1.	Nature of the Transaction

Based upon the foregoing and subject to the terms and conditions set out below, the Corporation hereby appoints the Agents, and the Agents hereby accept such appointment, to effect the sale of the Offered Securities on a “best efforts” basis, in the allocations set forth in Schedule “A,” without underwriter liability to persons resident in the Selling Jurisdictions. The Agents agree to use their best efforts to sell the Offered Securities, but it is hereby understood and agreed that the Agents shall act as agent only and are under no obligation to purchase any of the Offered Securities, although the Agents may subscribe for the Offered Securities if they so desires.

During the Distribution of the Offered Securities, if applicable, the Corporation and Agents shall approve in writing (prior to such time that marketing materials are provided to potential investors) any marketing materials reasonably requested to be provided by the Agents to any potential investor, such marketing materials to comply with Applicable Securities Laws. As applicable, the Agents shall provide a copy of any marketing materials used in connection with the Offering, to the Corporation in accordance with this Section 1. If applicable, the Corporation shall file a template version and any revised template version of such marketing materials with the Canadian Securities Regulators and the SEC as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Agents, and in any event on or before the day the marketing materials are first provided to any potential investor, and such filing shall constitute the Agents’ authority to use such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Corporation.

The Corporation and the Agents covenant and agree:

(a)	not to provide any potential investor with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Canadian Securities Regulators and, if required by U.S. Securities Laws, the SEC, on or before the day such marketing materials are first provided to any potential investor;

(b)	not to provide any potential investor with any materials or information in relation to the Distribution of the Offered Securities or the Corporation other than: (i) such marketing materials that have been approved and filed, if required, in accordance with this Section 1; (ii) the Prospectuses and any Supplementary Material; and (iii) any standard term sheets approved in writing by the Corporation and the Agents; and

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(c)	that any marketing materials approved and filed, if required, in accordance with this Section 1 and any standard term sheets approved in writing by the Corporation and the Agents shall only be provided to potential investors in the Selling Jurisdictions where the provision of such marketing materials or standard term sheets does not contravene Applicable Securities Laws.

2.	Covenants and Representations of the Agents

Each Agent represents to the Corporation, jointly and not severally, with respect to itself and not with respect to the other Agents:

(a)	Such Agent has complied and will comply, and shall require any other Selling Firm with which such Agent has a contractual relationship in respect of the Distribution of the Offered Securities (including, for the avoidance of doubt, the U.S. Selling Group Members) to comply, with Applicable Securities Laws in connection with the Distribution of the Offered Securities, shall ensure that each Selling Firm agrees to comply with the covenants and obligations given by the Agents herein, to the extent applicable, and shall offer the Offered Securities for sale to the public in the Selling Jurisdictions directly and through Selling Firms upon the terms and conditions set out in the Prospectuses and this Agreement. Such Agent agrees to obtain such an agreement of each Selling Firm. Such Agent has offered and will offer, and shall require any Selling Firm to offer, for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold.

(b)	Such Agent shall, and shall require any Selling Firm to agree to, distribute the Offered Securities in a manner which complies with and observes all Applicable Laws in each jurisdiction into and from which they may offer to sell Offered Securities or distribute the Prospectuses or any Supplementary Material in connection with the Distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities or deliver the Prospectuses or any Supplementary Material to any person in any jurisdiction other than in the Canadian Selling Jurisdictions and the United States except in a manner which will not require the Corporation to comply with the registration, prospectus, filing or other similar requirements under the Applicable Laws relating to securities of such other jurisdictions.

(c)	Such Agent shall use all reasonable efforts to complete the Distribution of the Offered Securities pursuant to the Prospectuses as early as practicable and such Agent shall advise the Corporation in writing when, in the opinion of the Agent, such Agent has completed the Distribution of the Offered Securities and within 25 days of the Closing Date provide a breakdown of the number of Offered Securities distributed and proceeds received in each of the Canadian Selling Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators.

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(d)	Such Agent shall deliver a copy of the applicable Prospectuses and any Supplementary Material to each Purchaser.

(e)	Such Agent represents and warrants to the Corporation and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement that:

(i)	it is a valid and subsisting corporation, duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated;

(ii)	it holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(iii)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(iv)	all information reasonably requested by the Agents and their counsel in connection with the due diligence investigations of the Agents will be treated by the Agents and their counsel as confidential and will only be used in connection with the Offering;

(v)	such Agent shall have been satisfied with the results of its financial, business and legal due diligence with respect to the Corporation, and will have received and be satisfied with the results of all investigations and searches conducted or caused to be conducted by the Agents and their counsel with respect to the Corporation in all jurisdictions that the Agent and its counsel deem appropriate;

(vi)	it is an appropriately registered investment dealer under provincial securities laws, rules and regulations of the Canadian Selling Jurisdictions so as to permit it to lawfully fulfil its obligations hereunder;

(vii)	it is not and each Selling Firm that is not registered as a broker-dealer under Section 15 of the U.S. Exchange Act will not offer or sell any of the Offered Securities in the United States other than through a U.S. Selling Group Member or otherwise in compliance with Rule 15a-6 under the U.S. Exchange Act; and

(viii)	all offers and sales of the Offered Securities in the United States will be effected by a U.S. Selling Group Member in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Selling Group Member is, and will be on the date of each offer or sale of the Offered Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective states’ broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

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(f)	The representations and warranties of such Agent contained in this Agreement shall be true at the date here and at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement until the third anniversary of the Closing Date.

For the purposes of this Section 2, such Agent shall be entitled to assume that the Offered Securities are qualified for Distribution in any Canadian Selling Jurisdiction where the Canadian Prospectus Supplements shall have been filed. Such Agent shall be entitled to assume that the Offered Securities are qualified for Distribution in the United States when the U.S. Prospectus Supplements have been filed on EDGAR.

The Corporation understands and agrees that such Agent may arrange for Purchasers in jurisdictions other than Canada and the United States, on a private placement basis and provided that the purchase of such Offered Securities does not contravene the Applicable Securities Laws of the jurisdiction where the Purchaser is resident and provided that such sale does not trigger: (i) any obligation to prepare and file a prospectus, registration statement or similar disclosure document; or (ii) any registration or other obligation on the part of the Corporation including, but not limited to, any continuing obligation in that jurisdiction.

3.	Deliveries

(a)	The Corporation shall deliver, or cause to be delivered to the Agents, without charge:

(i)	concurrent with the filing of the Prospectus Supplements:

(A)	copies of the Prospectus Supplements, signed and certified if and as required by Applicable Securities Laws of the Selling Jurisdictions (provided that the Agents shall have also signed and certified the Prospectus Supplements, if and as required);

(B)	copies of any documents incorporated by reference therein which have not previously been delivered to the Agents or filed on SEDAR or EDGAR; and

(C)	a copy of any other document required to be filed or that is otherwise delivered by the Corporation in respect of the Offering under the laws of each of the Selling Jurisdictions in compliance with Applicable Securities Laws, to the extent not available on SEDAR or EDGAR;

(ii)	prior to the filing of the applicable Prospectus Supplements, copies of all forms, notices and certificates required to be filed by the Corporation pursuant to the policies of the TSXV;

(iii)	contemporaneously with, prior to, or as soon as reasonably practicable after the filing of the Prospectus Supplements but in any event prior to the Closing Date, copies of the correspondence indicating that the Nasdaq has been properly notified of the listing of the Shares, Warrant Shares and Common Shares underlying the Compensation Units on Nasdaq;

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(iv)	contemporaneously with, or prior to, the signing of this Agreement, a “long form” comfort letter dated the date hereof, in form and substance satisfactory to the Agents, addressed to the Lead Agent from the Corporation’s Auditors with respect to financial and accounting information relating to the Corporation contained in the applicable Prospectuses and the documents incorporated by reference therein, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the consent letter of the Corporation’s Auditors addressed to the Canadian Securities Regulators; and

(v)	prior to the filing of any Supplementary Material with the Securities Regulators, a copy of such Supplementary Material signed and certified if and as required by Applicable Securities Laws of the Selling Jurisdictions. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Agents and the Agents’ counsel, with respect to such Supplementary Material, opinions, comfort letters and such other documentation substantially equivalent or similar to those referred to in this Section 3, as appropriate or reasonably requested by the Agents in the circumstances.

(b)	Delivery of the Prospectuses and any Supplementary Material shall constitute a representation and warranty by the Corporation to the Agents that, as at the date of the Prospectuses or Supplementary Material, as the case may be: (i) all information and statements (except information and statements relating solely to the Agents and provided by the Agents in writing) contained in the Prospectuses and any Supplementary Materials are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities; (ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Agents and provided by the Agents in writing) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; (iii) such documents comply in all material respects with the requirements of the Applicable Securities Laws of the Canadian Selling Jurisdictions and the U.S. Securities Laws, and have been filed (and a receipt or notice of effectiveness of such filing will be obtained, if required) in each of the Canadian Selling Jurisdictions and the United States, as applicable; and (iv) except as set forth or contemplated in the Preliminary Prospectuses or as will be set forth or contemplated in the Final Prospectuses or any Supplementary Material, there has been no material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation since the end of the period covered by the Annual Financial Statements. Such deliveries shall also constitute the Corporation’s consent to the use by the Agents and any Selling Firm of the Prospectuses and any Supplementary Material in connection with the Distribution of the Offered Securities in the Selling Jurisdictions in compliance with this Agreement and Applicable Securities Laws.

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(c)	The Corporation shall cause an electronic copy of the Prospectuses and any Supplementary Material to be delivered to the Agents. Such delivery shall be effected as soon as possible after the filing of the Prospectus Supplements, or in relation to any Supplementary Material, as soon as possible after such Supplementary Material is filed with Securities Regulators.

4.	Material Change During Distribution

(a)	During the Distribution of the Offered Securities, the Corporation shall promptly notify the Agents in writing of:

(i)	any material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation;

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Prospectuses had the fact arisen or been discovered on, or prior to, the date of the applicable Prospectuses; and

(iii)	any change in any material fact or matter covered by a statement contained in the Prospectuses or any Supplementary Material (collectively, the “Offering Documents”) which change is, or may be, of such a nature as to render any of the Offering Documents misleading or untrue or which would result in a misrepresentation in any of the Offering Documents or which would result in the Offering Documents not complying with the Applicable Securities Laws or other laws of any Canadian Selling Jurisdiction or U.S. Securities Laws.

(b)	The Corporation will comply with Applicable Securities Laws in the Selling Jurisdictions, and the Corporation will prepare and will file any Supplementary Material, which, in the opinion of the Agents and their counsel, acting reasonably, may be necessary to continue to qualify the Offered Securities for Distribution in each of the Canadian Selling Jurisdictions and the United States.

(c)	In addition to the provisions of subsections 4(a) and (b), the Corporation shall, in good faith, discuss with the Agents any fact or change in circumstances (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section and shall consult with the Agents with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Agents and their counsel, acting reasonably.

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5.	Covenants of the Corporation

The Corporation hereby covenants to the Agents that:

(a)	the Corporation shall:

(i)	promptly after the execution of this Agreement and in any event no later than 4:00 p.m. (Toronto time) on the date hereof, use reasonable commercial efforts to prepare and file the Final Prospectus Supplements and other documents required under Applicable Securities Laws to be filed in connection with the Final Prospectus Supplements, in the Canadian Selling Jurisdictions and in the United States, as applicable, and otherwise fulfill all legal requirements necessary to enable the Offered Securities to be offered in each of the Selling Jurisdictions through the Agents or any other investment dealer duly registered in the applicable Selling Jurisdiction who complies with Applicable Securities Laws and the terms and conditions of its registration; and

(ii)	until the date on which the distribution of the Offered Securities is completed, use its commercially reasonable efforts to promptly take, or cause to be taken, all additional steps and proceedings that from time to time may be required or desired under Applicable Securities Laws in each Canadian Selling Jurisdiction and in the United States to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to so qualify again the Offered Securities for distribution;

(b)	prior to the filing of the Final Prospectus Supplements and, during the period of distribution of the Offered Securities, prior to the filing with any Canadian Securities Regulators or with the SEC of any Supplementary Material after the date hereof, the Corporation shall allow the Agents and the Agents’ counsel to participate fully in the preparation of, and to approve the form of, the Final Prospectus Supplements and any such Supplementary Material, as applicable, and to have reviewed any documents incorporated by reference therein (such approval and review not to be unreasonably withheld, conditioned or delayed);

(c)	the Corporation shall advise the Agents of the time when the Canadian Final Prospectus Supplement and any Supplementary Material have been filed with the Canadian Securities Regulators in the Canadian Selling Jurisdictions and the U.S. Final Prospectus Supplement has been filed with the SEC, and will provide evidence reasonably satisfactory to the Agents of each such filing;

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(d)	the Corporation shall, prior to the Closing Time, allow the Agents (and their counsel and consultants) to conduct all due diligence which the Agents may reasonably require or consider necessary or appropriate in order to fulfill the Agents’ obligations as a registrant to complete the Offering as provided herein. The Corporation will provide to the Agents (and their counsel and consultants) reasonable access to the Corporation’s properties (if any), senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry, the Agents (or their counsel and consultants) may conduct, the Corporation shall also make available its directors, senior management, Corporation’s Auditors, and counsel to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to filing the Final Prospectus Supplements and each Closing (collectively, the “Due Diligence Session”). The Lead Agent shall distribute a list of written questions in advance of each Due Diligence Session;

(e)	the Corporation shall forthwith advise the Agents of, and provide the Agents with copies of, any written communications relating to:

(i)	the issuance by any Securities Regulator of any order suspending or preventing the use of the Prospectuses or any Supplementary Material or any cease trading or stop order or any halt in trading relating to the Common Shares or the institution or threat of any proceedings for that purpose; and

(ii)	the receipt of any material communication from any Securities Regulator or other authority relating to the Prospectuses or any Supplementary Material or the Offering;

(f)	the Corporation shall use its commercially reasonable efforts to prevent the issuance of any order referred to in (e)(i) above and, if issued, shall forthwith take all reasonable steps which it is able to take and which may be necessary or desirable in order to obtain the withdrawal thereof as soon as is reasonably practicable;

(g)	the Corporation shall use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Canadian Selling Jurisdictions and in the United States for as long as any Warrants remain outstanding, other than in a business combination or similar transaction where all the outstanding securities of the Corporation have been exchanged for cash or the securities of another issuer which is a reporting issuer (or the equivalent thereof) under any Applicable Securities Laws;

(h)	the Corporation shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the Exchanges or such other recognized stock exchange or quotation system as the Agents may approve, acting reasonably, for as long as any Warrants remain outstanding, other than in a business combination or similar transaction where all the outstanding securities of the Corporation have been exchanged for cash or the securities of another issuer which is a reporting issuer under any Applicable Securities Laws;

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(i)	the Corporation shall use its commercially reasonable efforts to ensure that the Unit Shares, Warrant Shares and Unit Shares comprising part of the Units issuable on exercise of the Broker Warrants will be conditionally approved for listing on the TSXV upon their issue, subject only to Standard Listing Conditions, and that the Nasdaq be properly notified of the listing of the Shares, Warrant Shares and Common Shares underlying the Broker Units on Nasdaq such that such securities are listed on the Nasdaq by the Closing Time;

(j)	the Corporation shall use the net proceeds of the Offering in the manner and subject to the qualifications described in the Prospectuses under the heading “Use of Proceeds”; and

(k)	the Corporation shall, as soon as practicable, use its commercially reasonable efforts to receive all necessary consents to the transactions contemplated herein.

6.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Agents that as at the date hereof:

(a)	the Corporation has been duly incorporated, continued or amalgamated and is validly existing under the laws of its governing jurisdiction, has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement, the Warrant Indenture (upon execution and delivery thereof), the Broker Warrant Certificates (upon execution and delivery thereof) and any other document, filing, instrument or agreement delivered in connection with the Offering, and to carry out its obligations hereunder and thereunder;

(b)	no cease trade order preventing or suspending the use of the Prospectuses, as applicable, or preventing the distribution of the Offered Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Corporation, threatened, by any of the Canadian Securities Regulator or the SEC; as of their respective dates and upon filing with the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions, the Canadian Base Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus. On the date hereof, the U.S. Preliminary Prospectus complies in all material respects with applicable U.S. Securities Laws; at the date and time this Agreement is signed, the Pricing Disclosure Package did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; on the Closing Date, (i) the Canadian Final Prospectus will comply in all material respects with applicable Canadian Securities Laws and the U.S. Final Prospectus will comply in all material respects with applicable U.S. Securities Laws, and (ii) the Final Prospectuses or any amendment or supplement thereto constituted at the respective dates thereof, will constitute at the Closing Date, as applicable, full, true and plain disclosure of all material facts relating to the Offered Securities, that is required to be in the Final Prospectuses, and did not at the respective dates thereof, and will not at the Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Corporation is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of the Agents, except as disclosed in the Offering Documents;

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(c)	other than the Term Sheet set forth on Schedule “E” hereto, as may be amended as agreed in writing by the Corporation, the Corporation has not provided, and has not authorized the Agents to provide, any marketing materials to any potential Purchasers;

(d)	no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation to which the Corporation is a party or of which the Corporation has knowledge;

(e)	the Corporation is the direct or indirect registered and beneficial owner of the Corporation Subsidiaries in the proportions and manners set forth in Schedule “C”, in each case, except as disclosed or incorporated by reference in the Prospectuses, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any of the Corporation Subsidiaries of any of the shares or other securities of any Corporation Subsidiary;

(f)	each Corporation Subsidiary, to the best of the Corporation’s knowledge, is a corporation incorporated, amalgamated, continued or organized and validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization (as indicated in Schedule “C” hereto) and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its assets and properties and, to the best of the Corporation’s knowledge, none of the Corporation Subsidiaries nor any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Corporation Subsidiaries’ dissolution or winding up;

(g)	all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement and the sale of the Offered Securities, and the consummation of the transactions contemplated hereby, have been made or obtained or will be obtained prior to the Closing Date, as applicable, subject only to the Standard Listing Conditions and any post-Closing notice filings required under applicable United States federal or state securities laws;

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(h)	upon the execution and delivery thereof, each of this Agreement, the Warrant Indenture and the Broker Warrant Certificates shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Laws;

(i)	the currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in the Common Shares or prohibiting the trading of any of the Common Shares has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(j)	the definitive form of certificate representing the Common Shares complies with the requirements of the Canada Business Corporations Act, complies with the requirements of the TSXV and does not conflict with the constating documents of the Corporation;

(k)	the Annual Financial Statements:

(i)	have been prepared in accordance with international financial reporting standards consistently applied throughout the period referred to therein;

(ii)	contain no misrepresentation and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation as at such dates and results of operations of the Corporation for the periods then ended; and

(iii)	contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since the date of the latest audited financial statements incorporated by reference into the Offering Documents;

(l)	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of the Common Shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

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(m)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Corporation Subsidiaries have been paid except where the failure to pay such taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by each of the Corporation and the Corporation Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where such failure would not have a Material Adverse Effect. Neither the Corporation nor any of the Corporation Subsidiaries have received any written notice regarding examination of any tax return of the Corporation or the Corporation Subsidiaries (as applicable) currently in progress and the Corporation has no knowledge of any facts that could give rise to any such examination and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any of the Corporation Subsidiaries except where such examinations would not have a Material Adverse Effect;

(n)	the Corporation’s Auditors, which are the auditors who audited the Annual Financial Statements and who provided their audit report thereon, are independent public accountants under Applicable Securities Laws and there has never been a “reportable event” (within the meaning of NI 51-102) between the Corporation and the Corporation’s Auditors;

(o)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)	transactions are executed in accordance with management’s general or specific authorization;

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with international financial reporting standards and to maintain accountability for assets;

(iii)	access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv)	the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(p)	the Corporation is in compliance with the certification requirements contained in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators with respect to the Corporation’s annual and interim filings with Canadian Securities Regulators;

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(q)	the audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators;

(r)	except for the Warrants, the Broker Warrants and as set forth in Schedule “B” to this Agreement, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation (nor any of the Corporation Subsidiaries), and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation or any of the Corporation Subsidiaries are outstanding;

(s)	except as disclosed in the Offering Documents, the Corporation has not approved, has not entered into any agreement in respect of, and to the knowledge of the Corporation there are no facts or circumstances in respect of:

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any of the Corporation Subsidiaries, whether by asset sale, transfer of shares or otherwise;

(ii)	the issuance of any securities of the Corporation or a right of first refusal with respect to the issuance by the Corporation of any securities;

(iii)	any change in control of the Corporation (whether by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Corporation);

(iv)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation; or

(v)	an agreement in force or having the effect of which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(t)	except as otherwise disclosed in the Offering Documents, no legal or governmental proceedings are pending to which the Corporation or any of the Corporation Subsidiaries is a party or to which its property is subject that would result individually or in the aggregate in a Material Adverse Effect and, to the knowledge of the Corporation, no such proceedings have been threatened against, or are contemplated with respect to, the Corporation, any of the Corporation Subsidiaries or any of their respective properties or assets;

(u)	the Corporation is the legal and beneficial owner, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, of the interests in personal property referred to as owned by it in the Prospectuses, and all material agreements under which the Corporation holds an interest in personal property are in good standing according to their terms;

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(v)	except as would not reasonably be expected to have a Material Adverse Effect, all contracts to which the Corporation and/or any Corporation Subsidiary is a party are, to the knowledge of the Corporation, in full force and effect and are valid and enforceable by and against the Corporation or the Corporation Subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, applicable statutes of limitations and by the fact that the ability to sever unenforceable terms may be limited by applicable laws, and none of the Corporation or any Corporation Subsidiary is in material default or breach of any Material Agreement;

(w)	the minute books and records of the Corporation and, to the best of the Corporation’s knowledge, the Corporation Subsidiaries made available to counsel for the Agents in connection with its due diligence investigations of the Corporation are all of the minute books and records of the Corporation and the Corporation Subsidiaries (as applicable) and contain copies of all material proceedings of the shareholders, the board of directors and all committees of the boards of directors of the Corporation and each of the Corporation Subsidiaries (as applicable) to the date of review of such corporate records and minute books, and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the boards of directors of the Corporation and the Corporation Subsidiaries not reflected in such minute books and other records;

(x)	the Corporation is, and will be at the Closing Time, an Eligible Issuer and a reporting issuer under Applicable Securities Laws in the Canadian Selling Jurisdictions, and the Corporation is not in default in any material respect of any requirement of Applicable Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the applicable Canadian Securities Regulators. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since the date of the latest audited financial statements incorporated by reference into the Offering Documents, no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed, except to the extent that the Offering and the transactions contemplated thereunder may constitute a material change;

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(y)	the execution and delivery of each of this Agreement, the Warrant Indenture and the Broker Warrant Certificates and the compliance with all provisions contemplated thereunder, the Offering and sale of the Offered Securities and the issuance of the Offered Securities and the Broker Warrants does not and will not:

(i)	require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party (in each case in the Selling Jurisdictions), except: (A) such as have been obtained; or (B) such as may be required and will be obtained by the Closing Time on the Closing Date;

(ii)	result in a breach of, or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(A)	any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, board of directors or any committee of the board of directors of the Corporation;

(B)	any Applicable Law applicable to the Corporation or any of the Corporation Subsidiaries, including the Applicable Securities Laws, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of the Corporation Subsidiaries; or

(C)	any Material Agreement; or

(iii)	give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or any of the Corporation Subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any of its properties;

(z)	the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which, as of the close of business on November 8, 2022, 32,828,973 Common Shares are issued and outstanding as fully paid and non-assessable, in addition to the convertible securities set forth in Schedule “B” hereto;

(aa)	other than as contemplated hereby, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the Offering;

(bb)	all material disclosure filings required to be made by the Corporation pursuant to Applicable Securities Laws of the Canadian Selling Jurisdictions since January 1, 2022 have been made and such disclosure and filings contained no material misrepresentation as at the respective dates thereof;

(cc)	all forward-looking information and statements of the Corporation contained in the Prospectuses and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made or based on assumptions that are reasonable;

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(dd)	the statistical, industry and market related data included in the Prospectuses are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data agrees in all material respects with the sources from which it was derived;

(ee)	except as otherwise disclosed in the Offering Documents and the documents incorporated by reference therein, the Corporation has no knowledge of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation or any of the Corporation Subsidiaries;

(ff)	the Corporation and each of the Corporation Subsidiaries, to the best of the knowledge of the Corporation, is in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect, and has not and is not engaged in any unfair labour practice;

(gg)	except as properly disclosed in the Offering Documents, there has not been and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect;

(hh)	neither the Corporation nor any of the Corporation Subsidiaries have any material loans or other material indebtedness outstanding which have been made to any of their respective officers, directors or employees, past or present, any known holder of more than 10% of any class of shares of the Corporation, or any person not dealing at arm’s length with the Corporation or any of the Corporation Subsidiaries that are currently outstanding;

(ii)	except as disclosed in the Disclosure Record, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of shares of the Corporation, or any associate or affiliate of any of the foregoing persons, had or has any material interest, direct or indirect, in any transaction or any proposed transaction that was or is material to the Corporation;

(jj)	the Corporation and each of the Corporation Subsidiaries maintains insurance covering the properties, operations, personnel and businesses of the Corporation and the Corporation Subsidiaries as the Corporation or Corporation Subsidiary, as applicable, reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in the reasonable opinion of management of the Corporation to protect the Corporation, the Corporation Subsidiaries and the business of the Corporation and the Corporation Subsidiaries; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; and the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

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(kk)	except as otherwise disclosed in the Offering Documents and the documents incorporated by reference therein, the Corporation and each of the Corporation Subsidiaries: (i) is in compliance with any and all Applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received all permits, licenses or other approvals required under applicable Environmental Laws to conduct its business, (iii) is in compliance with all terms and conditions of any such permit, license or approval, (iv) to the knowledge of the Corporation, there have been no past, and there are no pending or threatened claims, complaints, notices or requests for information received by the Corporation or any of the Corporation Subsidiaries with respect to any alleged material violation of any Environmental Law, and (v) to the knowledge of the Corporation, no conditions exist at, on or under which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law; except where such non-compliance, failure to receive a permit, license or other approval, claim or condition would not, singly or in the aggregate, have or would be expected to have a Material Adverse Effect on the Corporation;

(ll)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any Securities Regulator;

(mm)	except as otherwise disclosed in the Offering Documents and the documents incorporated by reference therein, the Corporation has not made any loans to, or guaranteed the obligations of, any person;

(nn)	with respect to each of the premises of the Corporation which is material to the Corporation and which the Corporation or any of the Corporation Subsidiaries occupies as tenant (the “Leased Premises”), the Corporation (or the Corporation Subsidiary, as applicable) has the right to occupy and use such Leased Premises, and each of the leases pursuant to which the Corporation (or the Corporation Subsidiary, as applicable) occupies the Leased Premises are in good standing and in full force and effect, and neither the Corporation, any of the Corporation Subsidiaries, as applicable, to the best of the Corporation’s knowledge, are in breach of any material covenants, conditions or obligations contained therein;

(oo)	there have not been and there are not currently any material disagreements with any of the employees of the Corporation or, to the best of the Corporation’s knowledge, any of the Corporation Subsidiaries or any which are adversely affecting the carrying on of the business of the Corporation or any of the Corporation Subsidiaries;

(pp)	neither the Corporation nor, to the best of the Corporation’s knowledge, any Corporation Subsidiary is a party to or bound by any collective agreement and is not currently conducting negotiations with any labour union or employee association;

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(qq)	the Corporation and each Corporation Subsidiary is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice;

(rr)	each employee benefit plan that is maintained, administered or contributed to by the Corporation and the Corporation Subsidiaries for employees or former employees of the Corporation and the Corporation Subsidiaries has been maintained in all material respects in compliance with its terms and Applicable Laws. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation and the Corporation Subsidiaries, except as would not reasonably be expected to have a material adverse effect;

(ss)	no material labour dispute, disruption, grievance, arbitration or other conflict exists with the employees of the Corporation or the Corporation Subsidiaries, or, to the knowledge of the Corporation, is imminent or threatened;

(tt)	to the knowledge of the Corporation, since the date of the latest audited financial statements incorporated by reference into the Offering Documents, none of the directors, officers or employees of the Corporation Subsidiaries, any person who owns, directly or indirectly, an ownership interest in the Corporation Subsidiaries or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation or the Corporation Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation or the Corporation Subsidiaries, except as disclosed or incorporated by reference in the Prospectuses or stated in the Disclosure Record;

(uu)	except as otherwise disclosed in the Offering Documents and the documents incorporated by reference therein, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, including, for the avoidance of doubt, any regulatory authority, now pending or threatened against or affecting the Corporation or any of the Corporation Subsidiaries, which would cause a Material Adverse Effect;

(vv)	the Offered Securities will at the Closing Time qualify as eligible investments as described in the Prospectuses under the heading “Eligibility for Investment” and the Corporation will not take or permit any action within its control which would cause the Offered Securities to cease to be qualified, during the period of distribution of the Offered Securities, as eligible investments to the extent so described in the Prospectuses;

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(ww)	the Transfer Agent at its principal offices in the City of British Columbia has been duly appointed as registrar and transfer agent for the Common Shares;

(xx)	neither the Corporation, any of the Corporation Subsidiaries, nor to the knowledge of the Corporation, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or any of the Corporation Subsidiaries have:

(i)	used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(ii)	made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds;

(iii)	violated any applicable anti-bribery, export control and economic sanctions laws including any provision of the Corruption of Foreign Officials Act (Canada) or the United States Foreign Corrupt Practice Act; or

(iv)	made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(yy)	the Corporation and/or the Corporation Subsidiaries hold all of the permits, licenses and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of the Corporation, including the business of the Corporation Subsidiaries (as such business is currently conducted), including, but not limited to, permits, licenses and like authorizations from Regulatory Authorities (collectively, the “Material Permits”); all such Material Permits which are so required are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in a materially adverse manner the operation of the business of the Corporation, including the business of the Corporation Subsidiaries, as now carried on or proposed to be carried on, as set out in the Offering Documents, and neither the Corporation nor any of the Corporation Subsidiaries, as applicable, are in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Material Permits in good standing;

(zz)	the Corporation and/or the Corporation Subsidiaries, as applicable, are and, to the knowledge of the Corporation, at all times have been in material compliance with each Material Permit held by them and are not in violation of, or in default under, any such Material Permit in any material respect, except in any case where the Corporation or the Corporation Subsidiaries, as applicable, have received a valid and effective waiver of such violation or default;

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(aaa)	to the Corporation’s knowledge, there is no Intellectual Property, other than the Intellectual Property which the Corporation or the Corporation Subsidiaries own and license, that is required to permit the Corporation or the Corporation Subsidiaries, as applicable to substantially carry on its present business as described in the Prospectuses, and the Corporation has no knowledge of any Intellectual Property owned by another person that is required to permit the Corporation or any of the Corporation Subsidiaries to substantially carry on their business as described in the Prospectuses and to which the Corporation knows it (or the applicable Corporation Subsidiary) cannot obtain a license;

(bbb)	the Corporation has not received any notice or claim (whether written, oral or otherwise) challenging the Corporation’s ownership or right to use any of Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than the Corporation has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property that is owned by the Corporation or the Corporation Subsidiaries (or any one of them);

(ccc)	to the knowledge of the Corporation, the conduct of the business of the Corporation and the Corporation Subsidiaries (including the use or other exploitation of Intellectual Property by the Corporation) has not infringed, violated or misappropriated any Intellectual Property right of any person;

(ddd)	except as disclosed in the Offering Documents or the documents incorporated by reference therein, neither the Corporation nor any of the Corporation Subsidiaries are a party to any legal action or legal proceeding, nor has the Corporation nor any of the Corporation Subsidiaries received notice of any legal action or legal proceeding being threatened, that alleges that any current or proposed conduct of the Corporation’s business (including the use or other exploitation of any Intellectual Property by the Corporation or any of the Corporation Subsidiaries or any customers, distributors or other licensees) has or will infringe, violate or misappropriate any Intellectual Property right of any person;

(eee)	except as otherwise disclosed in the Offering Documents, the Corporation has not entered into any agreement to complete any “significant acquisition” or that may constitute a “probable acquisition” (as such terms are described in Applicable Securities Laws), that would require, pursuant to NI 44-101, any financial statements or pro forma financial statements in respect thereof to be included in the Prospectuses;

(fff)	other than as disclosed in or incorporated by reference in the Offering Documents, the Corporation has not entered into any agreement or arrangement in respect of a transaction that would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the Supplement relating to the Offered Securities;

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(ggg)	none of the Corporation nor any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder;

(hhh)	the operations of the Corporation and the Corporation Subsidiaries are and have been conducted at all times in compliance with, in each case to the extent applicable, the financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of the Corporation Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(iii)	neither the Corporation, nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(jjj)

(i)	except as disclosed in documents filed by or on behalf of the Corporation with the Canadian Securities Regulators in compliance, or intended compliance, with Canadian Securities Laws, and as set forth in the Refinery Opinion, the Corporation is the beneficial owner (or co-owner where so described in the Offering Documents) of, or has the right to acquire the interests in, the material properties, business and assets referred to in the Offering Documents, free of all encumbrances whatsoever (other than those encumbrances or other defects in title that: (i) are disclosed in documents filed by or on behalf of the Corporation with the Canadian Securities Regulators, and in the Refinery Opinion, or (ii) would not have a Material Adverse Effect);

(ii)	any and all agreements pursuant to which the Corporation holds or will hold any such interest in its material property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated;

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(kkk)

(i)	the Refinery is the only property or asset currently material to the Corporation;

(ii)	the Corporation holds either mining leases, mining claims, mineral claims, surface leases or exploration permits or exploitation permits recognized in the jurisdiction in which the Material Property is located (or valid agreements to acquire such property interests from third parties, which agreements are in good standing) in respect of the ore bodies and minerals located in the Material Property as described in the Offering Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore and commercially extract the minerals relating thereto;

(iii)	all mining leases, mineral claims and surface leases relating to the Material Property in which the Corporation has an interest or right are valid and in good standing in accordance with all Applicable Laws;

(iv)	the Corporation has all necessary surface rights, access rights and other necessary rights and interest relating to the Material Property granting the right and ability, as applicable, to explore, access and commercially exploit and refine (except as disclosed in the Prospectuses in the case of refining) minerals in the manner currently conducted or anticipated to be conducted in the near term, subject to the Corporation’s ability to maintain the Permits (as defined below), with only such exceptions as do not materially interfere with the use made by the Corporation of the rights or interests in the Material Property;

(v)	except as disclosed in the Offering Documents, all assessments or other work required to be performed or license fees required to be paid in relation to the material mineral claims of the Corporation in order to maintain their respective interests therein, if any, have been performed or paid to date;

(vi)	except as disclosed in the Offering Documents, the Corporation has acquired, or will acquire, all of the material approvals (including environmental approvals), permits, licenses or rights required by the Corporation to carry out its planned operations at the Refinery;

(vii)	except as disclosed in the Offering Documents, the Corporation does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any Person with respect to the property rights thereof;

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(viii)	there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Corporation has received notice against the Material Property; and

(ix)	the Corporation has filed or will file all work reports or other documents required in connection with the Material Property with the relevant governmental authority;

(lll)	there are no material claims or actions with respect to aboriginal or native rights against or affecting the Corporation or, to the best of the knowledge of the Corporation, pending or threatened, including with respect to the Material Property. Other than as set forth in the Offering Documents, the Corporation is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or native group exists or, to the knowledge of the Corporation, is threatened or imminent with respect thereto or activities thereon; and

(mmm)	all mineral exploration and exploitation activities by the Corporation or the Corporation Subsidiaries on the properties of the Corporation have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with.

7.	Closing

The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of counsel to the Corporation, Fasken Martineau DuMoulin LLP, Toronto, Ontario, or at such other place or places as the Lead Agent and the Corporation may agree. At the Closing Time, upon payment by the Lead Agent (or their clearing firm) of the aggregate Offering Price by wire transfer to the Corporation, the Corporation shall issue the Units (or Offered Shares and Warrants, as the case may be) through the non-certificated issue system maintained by CDS in Canada, registered according to the written direction of the Lead Agent. The payment made to the Corporation will be net of the Agency Fee and net of amounts payable to the Agents’ legal counsels, Bennett Jones LLP and King & Spalding LLP, and reasonable and documented out-of-pocket expenses of the Lead Agent incurred in connection with the Offering (which expenses shall be borne by the Corporation), as more fully set out in Section 13. In addition, the Corporation shall, at the Closing Time, issue to the Lead Agent the Broker Warrant Certificates.

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8.	Closing Conditions

The Agents’ obligation to complete the Closing at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement and in certificates required to be delivered by the Corporation hereunder as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement and the following conditions:

(a)	the Agents shall have received favourable legal opinions, dated the Closing Date, of the Corporation’s Canadian counsel, Fasken Martineau DuMoulin LLP, the Corporation’s U.S. counsel, Troutman Pepper Hamilton Sanders LLP, as applicable, and any other local counsel, and a negative assurance letter from U.S. counsel to the Corporation, in form and substance satisfactory to the Agents, acting reasonably (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Corporation and the Corporation Subsidiaries, executed on its behalf by a senior officer of the Corporation and the Corporation Subsidiaries, as applicable, and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of public officials) (with such opinions being subject to usual and customary assumptions and qualifications);

(b)	a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, from Griener Lambert Professional Corporation as to title to and ownership rights in respect of the Refinery (the “Refinery Opinion”);

(c)	(I) with respect to sales made in the Canadian Selling Jurisdictions, the Agents shall have received the Shares, the Warrants, and the Broker Warrants (in physical or electronic form, subject to compliance with Applicable Securities Laws, and as the Agents may advise); and (II) with respect to sales made in the United States, the delivery of the Shares and the Warrants to each Purchaser that is resident in the United States;

(d)	the Unit Shares, Warrant Shares and Unit Shares comprising part of the Units issuable on exercise of the Broker Warrants shall be DTC eligible, and the Corporation shall have used and shall use commercially reasonable efforts to make the Warrants DTC eligible as soon as reasonably practicable following the Closing Date;

(e)	the Agents shall have received an incumbency certificate dated the Closing Date including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(f)	the Agents shall have received a certificate dated the Closing Date of the Chief Executive Officer and the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Agents, to the effect that, to the best of their knowledge, information and belief, after due inquiry and without personal liability:

(i)	the representations and warranties of the Corporation contained in this Agreement are true and correct in all respects as if made at and as of the Closing Time;

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(ii)	the Corporation has complied with and satisfied the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time;

(iii)	the constating documents of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv)	the minutes or other records of various proceedings and actions of the Corporation’s board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation has been issued by any stock exchange, securities commission or securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending;

(vi)	since the respective dates as of which information is given in the Prospectuses as amended by any Supplementary Material: (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation; and (B) other than the Offering and except as disclosed in the Prospectuses or any Supplementary Material, as the case may be, no transaction has been entered into by the Corporation which constitutes a material change as defined in Applicable Securities Laws of the Canadian Selling Jurisdictions;

(vii)	none of the documents filed as part of the Disclosure Record since January 1, 2022 contained a misrepresentation as at the time the relevant document was filed that has not since been corrected; and

(viii)	there are no contingent liabilities affecting the Corporation which are material to the Corporation, other than as disclosed in the Prospectuses or any Supplementary Material or the documents incorporated by reference therein, as the case may be;

(g)	the Agents shall have received a comfort letter dated the Closing Date, in form and substance satisfactory to the Agents from the Corporation’s Auditors confirming the continued accuracy of the comfort letters to be delivered to the Agents pursuant to subsection 3(a)(v) with such changes as may be necessary to bring the information in such letters forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Agents, acting reasonably;

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(h)	the Corporation’s board of directors shall have authorized and approved the execution and delivery of this Agreement, the Warrant Indenture, and the Broker Warrant Certificates, the allotment, issuance and delivery of the Shares, and the creation and issuance of the Warrants and Broker Warrants and, upon the due exercise of the Warrants and the Broker Warrants, the allotment, issuance and delivery of the Warrant Shares and the Broker Units, as the case may be, and all matters relating thereto;

(i)	the Corporation shall have received the conditional approval, as applicable, from the TSXV for the listing of the Unit Shares, Warrant Shares and Unit Shares comprising part of the Units issuable on exercise of the Broker Warrants for trading on the TSXV and the Corporation shall have properly notified Nasdaq of the listing of the Unit Shares, Warrant Shares and Unit Shares comprising part of the Units issuable on exercise of the Broker Warrants on the Nasdaq;

(j)	the Corporation shall not have received any notice from the TSXV or from Nasdaq that the Unit Shares, the Warrant Shares or the Unit Shares comprising part of the Units issuable on exercise of the Broker Warrants shall not be accepted for listing on the TSXV or Nasdaq;

(k)	all forms, notices and certificates required to be filed by the Corporation pursuant to the policies of the TSXV shall have been filed;

(l)	the Agents shall have received confirmation from the Corporation that the Corporation is not on the defaulting issuer’s list (or equivalent) maintained by the Canadian Securities Regulators in the Canadian Selling Jurisdictions;

(m)	the Agents shall have received a certificate of good standing or equivalent thereof in respect of the Corporation;

(n)	the Agents and their counsel shall have been provided with all information and documentation reasonably requested relating to their due diligence inquiries and investigations;

(o)	the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate Securities Regulators required to be made or obtained by the Corporation in connection with the sale of the Offered Securities to the Purchasers prior to the Closing Time; as herein contemplated, it being understood that the Agents shall do all that is reasonably required to assist the Corporation to fulfil this condition, subject only to the Standard Listing Conditions and any post-Closing notice filings under applicable United States federal or state securities laws;

(p)	the Agents shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date; and

(q)	the Agents shall have received a lock-up agreement, substantially in the form set out in Schedule “D”, from each of the directors and executive officers of the Corporation holding office at the time of Closing, covering the period set forth in Section 9.

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The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Closing Time will be addressed to the Lead Agent.

9.	Restrictions on Further Issues or Sales

During the period commencing on the date hereof and ending 90 days following the Closing Date, the Corporation will not, directly or indirectly, without the prior written consent of the Agents (such consent not to be unreasonably withheld or delayed), enter into any agreement to issue or announce the issuance or proposed issuance of, any additional Common Shares or any securities convertible into or exchangeable for Common Shares, other than issuances: (i) to satisfy rights or obligations under securities or other financial instruments of the Corporation existing and outstanding as of the date hereof; or (ii) the grant of equity incentives in the normal course under existing securities-based incentive plans that have been duly approved for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Corporation.

10.	All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement, including those terms in Section 8, will be construed as conditions and any breach or failure to comply with any of the conditions shall entitle the Agents to terminate their obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agents in respect of any such terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Agents, any such waiver or extension must be in writing and signed by the Agents.

11.	Rights of Termination

Without limiting any of the other provisions of this Agreement, the Agents will be entitled, at each of their option, to terminate and cancel, without any liability on its part or on the part of the Purchasers, its obligations under this Agreement by giving written notice to the Corporation at any time prior to the Closing Time if, after the date hereof and at any time prior to the Closing:

(a)	there shall have occurred any change in any material fact, material change (actual, intended, anticipated or threatened) or the Agents shall have discovered any previously undisclosed material fact (determined by each Agent in its sole discretion, acting reasonably) in relation to the Corporation, which, in the opinion of each Agent, acting reasonably, prevents or restricts trading in the securities of the Corporation or the Distribution of the Offered Securities or has or could reasonably be expected to have a Material Adverse Effect;

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(b)	there shall have occurred any change in the Applicable Securities Laws of any Selling Jurisdiction or any inquiry, investigation or other proceeding by a Securities Regulator or any order is issued under or pursuant to any statute of Canada or any province thereof, or the SEC, or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Agents and not upon activities of the Corporation), which, in the reasonable opinion of the Agents, would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(c)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, accident, public protest, government law or regulation, war or act of terrorism of national or international consequence, pandemic (including without limitation, matters caused by, related to or resulting from the COVID-19 pandemic, to the extent that there is a material adverse development related thereto after the date of this Agreement), or any law or regulation which, in the opinion of the Agents, seriously adversely affects or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation or the market price or value of the Common Shares;

(d)	the state of the financial markets in Canada and the United States is such that, in the reasonable opinion of the Agents, the Offered Securities cannot be marketed profitably;

(e)	there is an inquiry or investigation (whether formal or informal) by any Securities Regulator or other regulatory authority in relation to the Corporation or any one of its directors or officers, or any of its principal shareholders, which has not been rescinded, revoked or withdrawn and which, in each case, operates to materially prevent or restrict the Distribution of the Offered Securities as contemplated by this Agreement;

(f)	a cease trading order with respect to any securities of the Corporation is made by any Securities Regulator or other competent authority by reason of the fault of the Corporation or its directors, officers and agents and such cease trading order has not been rescinded, revoked or withdrawn; and

(g)	the Corporation is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false or misleading.

The rights of termination contained herein are in addition to any other rights or remedies that the Agents may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise.

In the event of any such termination, there shall be no further liability on the part of the Agents to the Corporation or on the part of the Corporation to the Agents except in respect of any liability which may have arisen prior to or arise after such termination under any or both of 12 and 13.

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12.	Indemnity and Contribution

The Corporation agrees to indemnify and hold harmless the Agents and each Selling Firm (provided that each such Selling Firm is in material compliance with the covenants and obligations of the Agents set forth in Section 2 herein (as if such Selling Firm were an Agent), to the extent applicable) and each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, shareholders, partners, advisors and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of this Agreement, including in connection with Claims relating to or arising from the following:

(a)	any information or statement (except any information or statement relating solely to or provided by the Agents) contained in the Offering Documents, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any material fact or information (except facts or information relating solely to the Agents and provided by the Agents) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)	the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Agents and provided by the Agents) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)	any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Agents and provided by the Agents) in the Offering Documents (except any document or material delivered or filed solely by the Agents) based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Agents) preventing and restricting the trading in or the sale of the Offered Securities in any of the Selling Jurisdictions;

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(d)	the non-compliance or alleged non-compliance by the Corporation with any material requirement of Applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)	material breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder or thereunder, and further agrees to immediately reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation’s behalf or in right for or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of the Agreement, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the Indemnified Party’s breach of this Agreement, or the gross negligence, willful misconduct, fraud or dishonesty of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of willful misconduct, fraud or dishonesty in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall immediately reimburse such funds to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

In case any Claim is brought against an Indemnified Party, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in the forfeiture by the Corporation of substantive rights or defences or the extent that the Corporation is materially prejudiced thereby.

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No admission of liability and no settlement, compromise or termination of any Claim shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. No Indemnified Party shall be obliged to enter into any settlement which does not provide a complete release of such Indemnified Party from all further obligations to the claimant.

Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	the employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence within a reasonable period of time after receiving notice of such Claim;

(c)	the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)	the Indemnified Party has been advised in writing by counsel that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.

The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other hand, but also the relative fault of the Corporation and the Indemnified Parties, as well as any other equitable considerations which may be relevant; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim, any amount in excess of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation’s account.

The Corporation hereby acknowledges the Lead Agent as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and the Lead Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

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The Corporation agrees to immediately reimburse the Agents monthly for the time spent by an Indemnified Party in connection with any Claim at their reasonable per diem rates. The Corporation also agrees that if any Claim shall be brought against, or an investigation commenced in respect of the Corporation or the Corporation and the Indemnified Parties shall be required to testify, participate or respond in respect of or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, the Agents shall have the right to employ their own counsel in connection therewith and the Corporation will immediately reimburse the Agents monthly for the time spent by an Indemnified Party in connection therewith at their reasonable per diem rates together with such fees and disbursements and reasonable out-of-pocket expenses as may be incurred, including the fees and disbursements of the Agents’ counsel.

13.	Authority of the Lead Agent

Each of the Agents hereby authorizes CFCC, in its capacity as Lead Agent, on their behalf to exercise jointly all the authority and discretion granted to the Agents under this Agreement and to take all such action as they may believe desirable in connection with the performance of this Agreement and the sale and distribution of the Offered Securities. All steps or other actions which must or may be taken by the Agents in connection with this Agreement shall be taken by CFCC, with the exception of the matters contemplated by Sections 11 and 12, on the Agents’ behalf, and the execution of this Agreement by the Agents shall constitute the authority of the Corporation for accepting notification of any such steps or other actions from CFCC.

14.	Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the Offering and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne directly by the Corporation, including fees and expenses payable in connection with the qualification of the Offered Securities and the Broker Warrants for Distribution, all fees and disbursements of Canadian counsel to the Agents incurred in connection with the Offering (plus disbursements and applicable taxes), all fees and disbursements of United States counsel to the Agents (plus disbursements and applicable taxes), all fees and disbursements of counsel to the Corporation and local counsel, all fees and expenses of the Corporation’s Auditors, the reasonable fees and expenses relating to the marketing of the Offered Securities (including “road shows”, marketing meetings, marketing documentation and institutional investor meetings) and all reasonable and documented out-of-pocket expenses of the Lead Agent (including the Lead Agent’s travel expenses in connection with due diligence, marketing meetings and “road shows”) and all costs incurred in connection with the preparation and printing of the Prospectuses, any Supplementary Material, and certificates representing the Units, Shares, Warrants and Broker Warrants issued in connection with the Offering. All reasonable expenses incurred by or on behalf of the Agents and all fees and disbursements of counsel to the Agents payable pursuant to the foregoing shall be deducted from the aggregate purchase price for the Offered Securities in accordance with Section 7.

15.	Survival of Representations, Warranties, Covenants and Agreements

The representations, warranties, covenants and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall be true and correct at the Closing Time and shall survive the purchase of the Offered Securities and shall continue in full force and effect until the later of: (i) three years following the Closing Date; and (ii) the latest date under the Applicable Securities Laws in which a Purchaser of Offered Securities is resident or, if the Applicable Securities Laws do not specify such a date, the latest date under the Limitations Act, 2002 (Ontario).

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16.	Conflict of Interest

The Corporation acknowledges that the Agents and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Agents and other entities in their groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

17.	Fiduciary

The Corporation hereby acknowledges that each Agent is acting solely as agent in connection with the offer and sale of the Offered Securities. The Corporation further acknowledges that each Agent is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that each Agent act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that each Agent may undertake or have undertaken in furtherance of such offer and sale of the Corporation’s securities, either before or after the date hereof. The Agents hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Agents agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Agents to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Agents agree that the Agents are acting as principal and not the agent or fiduciary of the Corporation and the Agents have not, and the Agents will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Agent has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Agents with respect to any breach or alleged breach of any fiduciary duty to the Corporation in connection with the transactions contemplated by this Agreement.

18.	Market Stabilization

In compliance with Applicable Securities Laws and in connection with the Offering, the Agents may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

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19.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

Electra Battery Materials Corporation
133 Richmond Street W, Suite 602
Toronto, Ontario
M5H 2L3

Attention:	Trent Mell, President and Chief Executive Officer
Email:	tmell@electrabmc.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre, 333 Bay Street, Suite 2400, P.O. Box 20

Toronto, Ontario M5H 2T6

Attention:	Myroslav Chwaluk
Email:	mchwaluk@fasken.com

If to the Lead Agent, addressed and sent to:

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, ON, M5H 3M7

Attention:	Chief Compliance Officer
Email:	eshevel@cantor.com

and

499 Park Avenue

New York, NY 10022

Attention:	General Counsel
Facsimile:	212.829.4708

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

100 King Street W, Suite 3400

Toronto, Ontario, M5X 1A4

Attention:	James Clare, Partner
Email:	clarej@bennettjones.com

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or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax or email to the addressee and: (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax or email shall be deemed to be given and received on the first Business Day following the day on which it is sent, provided that the sender has evidence of a successful transmission, such as a fax confirmation or email receipt confirmation.

20.	Entire Agreement

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written.

21.	Press Releases

Any press release connected with the Offering issued by the Corporation shall be issued only after consultation with the Lead Agent and in compliance with Applicable Securities Laws, including the U.S. Securities Act. If the Offering is successfully completed, the Agents shall be permitted to publish, at each Agent’s expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as it may consider appropriate as long as such advertisement or announcement complies with Applicable Securities Laws.

22.	Funds

Unless otherwise specified, all funds referred to in this Agreement shall be in United States dollars.

23.	Time of the Essence

Time shall be of the essence of this Agreement.

24.	Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Agreement.

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25.	Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Agents and their successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading “Indemnity and Contribution” shall also be for the benefit of the Indemnified Party.

26.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

27.	Singular and Plural, etc.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “subsections” or “subparagraphs” are to the appropriate section, subsection or subparagraph of this Agreement. References to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, references herein to “including” shall mean “including, without limitation”, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time.

28.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

29.	Language

The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

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30.	Counterparts

This Agreement may be executed in one or more counterparts, including by facsimile, scanned PDF and other means of electronic transmission, and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original but all such counterparts shall together constitute one and the same instrument. The parties agree that this Agreement may be executed and delivered by electronic signatures and that the signatures appearing on this Agreement are the same as handwritten signatures for the purposes of validity, enforceability and admissibility. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form. Any document accepted, executed or agreed to in conformity with such laws will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chose by a signatory hereto.

31.	Facsimile and Electronic Transmission

The Corporation and the Agents shall be entitled to rely on delivery by facsimile or other electronic means of an executed copy of this Agreement and acceptance by the Corporation and the Agents of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Agents in accordance with the terms of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this Agreement where indicated below and returning the same to the Lead Agent upon which this Agreement as so accepted shall constitute an agreement between us.

Yours very truly,

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name:	Elan Shevel
Title:	Chief Compliance Officer

CANACCORD GENUITY CORP.

By:	/s/ Tom Jakubowski
Name:	Tom Jakubowski
Title:	Managing Director, Global Head of Metals and Mining, Investment Banking

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director

DESJARDINS SECURITIES INC.

By:	/s/ Taylor Bruch
Name:	Taylor Bruch
Title:	Director

PARADIGM CAPITAL INC.

By:	/s/ David Roland
Name:	David Roland
Title:	Chief Executive Officer

RED CLOUD SECURITIES INC.

By:	/s/ Bruce Tatters
Name:	Bruce Tatters
Title:	Chief Executive Officer

The foregoing offer is accepted and agreed to as of the date first above written.

ELECTRA BATTERY MATERIALS CORPORATION

By:	/s/ Trent Mell
Name: Trent Mell
Title: President and Chief Executive Officer

SCHEDULE “A”

SYNDICATE BREAKDOWN

The Agents shall be entitled to share in the commission payable in accordance with the following percentage breakdown:

Cantor Fitzgerald Canada Corporation	60.0%
Canaccord Genuity Corp.	15.0%
H.C. Wainwright & Co., LLC	5.0%
A.G.P./Alliance Global Partners	5.0%
Desjardins Securities Inc.	5.0%
Paradigm Capital Inc.	5.0%
Red Cloud Securities Inc.	5.0%
Total	100%

Schedule A-1

SCHEDULE “B”

CONVERTIBLE SECURITIES

Common Shares reserved for issuance pursuant to Common Share purchase warrants (including Common Shares issuable pursuant to outstanding broker compensation options)	1,252,215

Common Shares reserved for issuance pursuant to stock options	884,182

Common Shares reserved for issuance pursuant to deferred share units	199,388

Common Shares reserved for issuance pursuant to performance share units	71,528

Common Shares reserved for issuance pursuant to restricted share units	92,870

Schedule B-1

SCHEDULE “C”

CORPORATION SUBSIDIARIES

Name	Jurisdiction of Incorporation
Cobalt Camp Refinery Ltd.	British Columbia
US Cobalt Inc.	British Columbia

Schedule C-1

SCHEDULE “D”

FORM OF LOCK-UP AGREEMENT

November 9, 2022
ELECTRA BATTERY MATERIALS CORPORATION
Re:	Agency Agreement, dated as of November 9, 2022 (the “Agency Agreement”), between Electra Battery Materials Corporation (the “Company”) and Cantor Fitzgerald Canada Corporation (the “Agent”)

Ladies and Gentlemen:

Defined terms not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Agency Agreement. Pursuant to Section 8(p) of the Agency Agreement and in satisfaction of a condition of the Company’s obligations under the Agency Agreement, the undersigned irrevocably agrees with the Company that, from the date hereof until 90 days following the Closing Date (such period, the “Restriction Period”), the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Common Shares of the Company or securities convertible, exchangeable or exercisable into, Common Shares of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose stop-transfer instructions preventing the Transfer Agent of the Company from effecting any actions in violation of this Letter Agreement.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Securities provided that (1) the Company receives a signed lock-up letter agreement (in the form of this Letter Agreement) for the balance of the Restriction Period from each donee, trustee, distributee, or transferee, as the case may be, prior to such transfer, (2) any such transfer shall not involve a disposition for value, (3) such transfer is not required to be reported with the Securities and Exchange Commission in accordance with the Exchange Act and no report of such transfer shall be made voluntarily, and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfers, with respect to transfer:

i)	as a bona fide gift or gifts;

ii)	to any immediate family member or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

Schedule D-1

iii)	to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the undersigned and/or the immediate family of the undersigned;

iv)	if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the undersigned or (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the undersigned;

v)	if the undersigned is a trust, to the beneficiary of such trust; or

vi)	by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned.

In addition, notwithstanding the foregoing, this Letter Agreement shall not restrict (i) the delivery of Common Shares to the undersigned upon exercise or settlement of any options, deferred share units, performance share units, and/or restricted share units awarded under any employee benefit plan of the Company; provided that any Common Shares or Securities acquired in connection with any such exercise or settlement will be subject to the restrictions set forth in this Letter Agreement, or (ii) the delivery of Common Shares to the undersigned upon the exercise of warrants; provided that such Common Shares delivered to the undersigned in connection with such exercise are subject to the restrictions set forth in this Letter Agreement, (iii) transfers of Common Shares or any securities convertible into Common Shares in connection with any “net” or “cashless” exercise of securities granted under any duly authorized equity incentive plan or other compensatory plan of the Company.

Furthermore, the undersigned may enter into any new plan established in compliance with Rule 10b5-1 of the Exchange Act (or an equivalent plan in Canada); provided that no sale of Common Shares are made pursuant to such plan during the Restriction Period.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to each Purchaser to complete the transactions contemplated by the Agency Agreement and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Agency Agreement.

Schedule D-2

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company and the undersigned. This Letter Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Agency Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this Letter Agreement does not intend to create any relationship between the undersigned and any Purchaser and that no Purchaser is entitled to cast any votes on the matters herein contemplated and that no issuance or sale of the Securities is created or intended by virtue of this Letter Agreement.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Purchasers.

*** SIGNATURE PAGE FOLLOWS***

Schedule D-3

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature:

Print Name:

Position in Company, if any:

Address for Notice:

Number of Common Shares:

Number of Common Shares underlying subject to warrants, options, debentures or other convertible securities

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

ELECTRA BATTERY MATERIALS CORPORATION

By:
Name:
Title:

Schedule D-4

SCHEDULE “E”

ISSUER FREE WRITING PROSPECTUSES

Filed pursuant to Rule 433

Registration Statement No. 333-264982

Issuer Free Writing Prospectus dated November 8, 2022

Relating to Prospectus Supplement dated November 8, 2022

(To Prospectus dated November 26, 2020)

Public Offering of Units

November 8, 2022

A short form base shelf prospectus dated November 26, 2020, as amended pursuant to amendment no. 1 to the Short Form Base Shelf Prospectus dated November 30, 2021 and containing important information relating to the securities described in this document has been filed with the securities regulatory in all provinces Canada (the “Canadian Filing Jurisdictions”), and in a corresponding registration statement on Form F-10 (SEC File No. 333-264982) which was made effective upon filing with the SEC on May 16, 2022, with the United States Securities and Exchange Commission (“SEC”). A prospectus supplement to the short form base shelf prospectus containing important information regarding the securities described in this term sheet will also be filed with the Canadian Filing Jurisdictions in Canada and with the SEC in the United States. A copy of the short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable prospectus supplement that has been filed is required to be delivered with this document.

You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov or SEDAR at www.sedar.com. Alternatively, copies of these documents can be obtained by contacting the Company (defined below) or any of the Agents (defined below) participating in the Offering (as defined below) who will arrange to send them if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the short form base shelf prospectus, any amendment thereto and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, and other documents the Company has filed on SEDAR for more complete information before making an investment decision.

Issuer:	Electra Battery Materials Corporation (the “Company”)
Issued Securities:	Units (the “Units”) and the offering of such Units, the “Offering”. Each Unit shall be comprised of one (1) common share in the capital of the Company (each, a “Common Share”) and one full (1) Common Share purchase warrant (each whole warrant, a “Warrant”).
Size of Issue:	Approximately US$8 million (~CAD$11 million)
Issue Price:	At a price in US$ per Unit (the “Unit Price”) to be determined in the context of the market.
Warrants:	Each Warrant shall entitle the holder to purchase one Common Share at a price in US$ to be determined in the context of the market, for a period of 3 years after Closing Date.
Syndicate:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as lead agent and sole bookrunner (the “Lead Agent”) on behalf of a syndicate of agents to be determined (together with CFCC, the “Agents”).
Form of Offering:	“Overnight Marketed” offering on a best-efforts agency basis, without underwriter liability, by way of a prospectus supplement to the Company’s short form base shelf prospectus and related Form F-10 registration statement in United States, subject to a mutually acceptable agency agreement containing the industry standard “Disaster Out”, “Market Out”, “Regulatory Out”, and “Material Adverse Change Out” clauses running until the Closing Date (as defined below).

Schedule E-1

Offering Jurisdictions:	All provinces of Canada, other than Quebec, and in the United States by the Agents either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Agents provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.
Agents’ Fees:	The Company shall pay the Agents a cash commission equal to 6.0% of the gross proceeds of the Offering plus issue broker warrants to purchase up to 6.0% of the number of Units sold in the Offering (the “Broker Warrants”). Each Broker Warrant shall entitle the Agents to purchase one Unit at the Unit Price at any time on or before the date on which the Warrants issued under the Offering are set to expire.
Use of Proceeds:	Proceeds received from the sale of the Units will be used for capital expenditures associated with the recommissioning of the Refinery, including buildings, equipment, infrastructure, and other direct costs, as well as for general corporate expenses & purposes.
Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering.
Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	On a T+4 basis, on or about November 15, 2022 or such other date as the Company and the Agents mutually agree (the “Closing Date”).
Standstill Period:	The Company shall not issue, negotiate or enter into any agreement to sell or issue or announce the issue of, any equity securities of the Company, other than: (i) pursuant to the grant of options or other securities in the normal course pursuant to the Company’s employee stock option plan or other equity compensation plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the Company outstanding on the date hereof; or (ii) an issuance of options or securities in connection with a bona fide acquisition by the Company (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision), for a period of 90 days following the Closing Date (the “Expiry Date”), without the prior written consent of Lead Agent, on behalf of the Agents, such consent not to be unreasonably withheld.
Insider Lock-Ups:	As a condition precedent to the Agents’ obligation to close the Offering, all directors and senior officers of the Company shall execute and deliver written undertakings in favour of the Agents agreeing not to sell, transfer, pledge, assign, or otherwise dispose of any securities of the Company owned, directly or indirectly, by such directors or senior officers, until the Expiry Date, without the prior written consent of Lead Agent, on behalf of the Agents, such consent not to be unreasonably withheld.

Schedule E-2

SCHEDULE “F”

PRICE-RELATED INFORMATION

Number of Units: 2,345,000

Public offering price per Unit: US$2.35

Exercise price of Warrants: US$3.10

Settlement Date: November 15, 2022

Schedule F-1